Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry Proveaux
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

June 26, 2007

Fresenius Medical Care Successfully Placed
10 Year Senior Notes in the Amount of US$ 500 million

Bad Homburg, Germany – June 26, 2007 – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced the pricing of Senior Notes due 2017 in the amount of US$ 500 million. The coupon will be 6 7/8%. Proceeds will be used to reduce indebtedness under the Company’s senior secured bank credit facility and other short-term debt.

The Senior Notes will be issued by FMC Finance III S.A., a wholly-owned subsidiary of the Company, and will be guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

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Lawrence A. Rosen, Chief Financial Officer of Fresenius Medical Care, commented: “We are pleased to have successfully completed the company’s first senior unsecured bond offering. Investors have clearly recognized our sustainable financial strength and are confident in the future of the industry and Fresenius Medical Care.”

The notes were not registered under the Securities Act of 1933, but were offered in the United States pursuant to an exemption of registration under Rule 144 A, as well as outside the United States under Regulation S. The notes may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,194 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 169,216 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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